Mail Stop 3010

May 27, 2010

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

   Re: **Vornado Realty Trust**
     Form 10-K for the year ended December 31, 2009
     Filed February 23, 2010
     File No. 001-11954

Dear Mr. Macnow:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 20

1. Please tell us the difference between average annual rent per square foot and average annual escalated rent per square foot. Provide similar clarification in future filings.

Item 3. Legal Proceedings, page 56

2. We note your disclosure, with respect to the Pentagon Row litigation, that you believe the "claim is without merit." The statement that this claim is without merit is a legal conclusion that you are not qualified to make. Please confirm that you will omit this type of conclusory statement from future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net income and EBITDA by Segment for the Years Ended…, page 78

3. Please tell us, and clarify in future filings, what the numbers being disclosed in the table in footnote (3) represent. For example, please tell us what the $81.7 million related to Alexander's in 2009 represents, and tell us how that total breaks out within the EBITDA reconciliation on page 75.

Notes to Consolidated Financial Statements

17. Leases, page 155

4. Please clarify whether any revenues have been recognized, and whether a receivable balance is present on your balance sheet as of December 31, 2009, related to the $35.4 million you are due from Stop & Shop.

Proxy Statement on Schedule 14A

The Board's Role in Risk Oversight, page 9

5. In future filings, please explain what you mean by the term "risk owner." Please tell us how you intend to comply.

Compensation Discussion and Analysis, page 13

Implementing our Objectives, page 13

6. We note your reference to EBITDA, FFO, Comparable FFO, and total return to shareholder under this heading. Please quantify the specific performance metrics considered and tell us how such performance lead to the amounts paid to each of your named officers for the past year. Provide this disclosure in future filings or alternatively tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b).

Options, Restricted Shares and Restricted Units, page 16

7. We note your disclosure that the Class A common units may be exchanged for common shares in certain circumstances. Please tell us the circumstances that would permit your officers to exchange their common units for common shares and provide this disclosure in future filings, as applicable.

<u>Out-Performance Units, page 16</u>

8. Please disclose the absolute and relative thresholds that must be achieved for an officer to receive out-performance units or alternatively tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant at 202-551-3693 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief